

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 9, 2021

Gary Guidry
President and Chief Executive Officer
GRAN TIERRA ENERGY INC.
900, 520 - 3 Avenue SW
Calgary, Alberta, Canada T2P 0R3

      Re: GRAN TIERRA ENERGY INC.
         Registration Statement on Form S-3
         Filed August 4, 2021
         File No. 333-258433

Dear Mr. Guidry:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Timothy Collins at 202-551-3176 with any questions.

                   Sincerely,

                   Division of Corporation Finance
                   Office of Energy & Transportation

cc: Hillary Holmes